Hernan Bas (b. 1978)



In 2022, the average price for paintings by Bas had grown to $367,731 from $48,771 in 2019. Showing broadband adoption of the artist's oeuvre, in the over 7x increase in the four year period.

INVESTMENT THESIS

Initial Offering Price
$898,000

Offering Circular
sec.gov

Similar Sales | Record Price



$1.5m
$1.0m
$0.5m
$0.0m

Price Appreciation of Similar Works
19.7%

Sharpe Ratio (2009-2022)	watch video
Hernan Bas	Not enough data
All Art	0.31
S&P 500	0.92

33% Progress

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Hernan Bas

(b. 1978)

Why we like this offering

1. The Artwork represents Hernan Bas's expressionist landscapes that feature contemplative, often solitary figures. Inspired by cinema and history paintings, the artist creates transportative narrative paintings that explore potential–and usually undesirable–realities.
2. Auction records for artworks similar in scale and style are led by *The Bats and the Barn Bridge* (2008), which sold for $1,441,058 at Christie's in November 2022, followed by *The Overly Prepped Boy (or The Approaching Glacier)* (2010), which sold for $1,249,705 at Christie's in May 2022, and *The hillsides must not know it* (2011), which sold for $1,051,612 at Phillips in March 2023.
3. An ArtTactic report listed the artist as "On-the-Rise" in the February 2022 publication shortly before an impressive auction season in which annual auction turnover for the artist approached $6 million in 2022, excluding Buyer's Premium, more than doubling the artist's previous annual auction turnover record achieved in 2021.
4. The proliferation of bamboo in the Artwork serves as a metaphor for the enlightenment that comes from accepting one's own mortality. Hernan Bas draws inspiration from Chinese art and Confucian thought, in which bamboo symbolizes inner strength and growth because its stalks remain tall and green in harsh winter climates. The plant's hollow stalks also allude to honesty and modesty, both highly respected attributes in Confucianism.
5. The Artwork illustrates a male figure walking across a tightrope connected between the vaulted arch of a gothic-style bridge and a bamboo forest in a deep, rocky ravine. The figure gazes downward and holds a long bamboo stick for balance. Despite his central placement and impressive balance, Hernan Bas renders the figure minute, perhaps even insignificant, by enveloping him in a dramatic, grand landscape.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$8,214,932	20	$2,240,628

Turnover by Year



8.2M
6.2M
4.1M
2.1M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned



Sold
Unsold
22
16.5
11
5.5
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price **$898,000**

Offering Circular sec.gov/edgar

Painting





About Hernan Bas

Hernan Bas (b. 1978, Miami, FL) is an American figurative, expressionist artist whose practice spans paintings, videos, installations, and works on paper which primarily depict androgynous adolescent men. Captured at various thresholds – between youth and adulthood, innocence and experience – and situated within a shifting terrain of interior and exterior spaces, the figures in Hernan Bas' paintings are charged with potential.

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HERNAN BAS

b. 1978, UNITED STATES



$898,000
INITIAL OFFERING

19.7%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

21.9%
RECORD PRICE APPRECIATION[3]

11.3%
MEDIAN REPEAT SALE PAIR APPRECIATION[4]

Acrylic, airbrush, block print and screen print on linen | 96 × 108 in. (244 × 274 cm.)

Hernan Bas is an American figurative, expressionist artist whose practice spans paintings, videos, installations, and works on paper which primarily depict solitary figures.

The Artwork represents Hernan Bas's expressionist landscapes that feature contemplative, often solitary figures. Inspired by cinema and history paintings, the artist creates transportative narrative paintings that explore potential–and usually undesirable–realities. Hernan Bas paints his figures in imagined landscapes, which reflect their inner psychological states. He uses abstract expressionist techniques to create wild, overgrown environments with an underlying sense of unease and existentialism. In an interview, Bas explains: "there's always something off about them [my paintings], and I strive towards that off-ness whenever I'm painting. It can come from how I render the figures or skewing the scale; something just always has to be a little wrong. I don't want to make right painting." The proliferation of bamboo in the Artwork serves as a metaphor for the enlightenment that comes from accepting one's own mortality. Hernan Bas draws inspiration from Chinese art and Confucian thought, in which bamboo symbolizes inner strength and growth because its stalks remain tall and green in harsh winter climates. The plant's hollow stalks also allude to honesty and modesty, both highly respected attributes in Confucianism. Hernan Bas frequently paints architectural ruins in the backgrounds of his paintings to exaggerate the underlying themes of impermanence and mortality in his paintings. Gothic architecture is particularly prevalent in his work due to the genre's haunting, psychological topics. The Artwork illustrates a male figure walking across a tightrope connected between the vaulted arch of a gothic-style bridge and a bamboo forest in a deep, rocky ravine. The figure gazes downward and holds a long bamboo stick for balance. Despite his central placement and impressive balance, Hernan Bas renders the figure minute, perhaps even insignificant, by enveloping him in a dramatic, grand landscape. Auction records for artworks similar in scale and style are led by The Bats and the Barn Bridge (2008), which sold for $1,441,058 (HKD 11,250,000) at Christie's Hong Kong on November 30, 2022, followed by The Overly Prepped Boy (or The Approaching Glacier) (2010), which sold for $1,249,705 (HKD 9,810,000) at Christie's Hong Kong on May 26, 2022, and The hillsides must not know it (2011), which sold for $1,051,612 (HKD 8,255,000) at Phillips Hong Kong on March 30, 2023.

Hernan Bas is represented by Victoria Miro, Lehmann Maupin, and Perrotin Gallery. His paintings have attracted the attention of collectors in recent years, and his market movement has been significant. His work is featured in numerous important collections, including the Museum of Fine Arts in Boston, the Museum of Modern Art in New York, the San Francisco Museum of Modern Art in San Francisco, the Saatchi Collection in London, the Hirshhorn Museum and Sculpture Garden in Washington D.C., and the Whitney Museum of American Art in New York, among others. He has also been the subject of solo exhibitions at the Yuz Museum in Shanghai, the Space K in Seoul, the Rubell Museum in Miami, the Centro De Arte Contemporáneo Málaga, the Colby College Art Museum in Waterville, the SCAD Museum of Art in Savannah, the Bass Museum of Art in Miam, and the Kunstverein Hannover. Hernan Bas: Choose Your Own Adventure at the Yuz Museum became a highlight of Art West Bund 2021 and made the top of Artnet's list: "5 Institutions to Visit During Shanghai Art Week, Where Museum Shows of Western Contemporary Art Reflect Regional Demand." This retrospective exhibition introduced the Chinese market to Bas' oeuvre, which influenced the subsequent spike in auction prices in Hong Kong. As of June 26, 2023, auction prices for Bas' works have experienced tremendous growth, especially since 2019. An ArtTactic report listed the artist as "On-the-Rise" in the February 2022 publication shortly before an impressive auction season in which annual auction turnover for the artist eclipsed $7 million in 2022, more than doubling the artist's previous annual auction turnover record achieved in 2021. Bas' current auction records are led by The Dawn Of Modernity (2016), which sold for $2,686,530 (HKD 21,000,000) at Holly International Co. Ltd on November 27, 2022, The Bats and the Barn Bridge (2008), which sold for $1,441,058 (HKD 11,250,000) at Christie's Hong Kong on November 30, 2022, and The Overly Prepped Boy (or The Approaching Glacier) (2010), which sold for $1,249,705 (HKD 9,810,000) at Christie's Hong Kong on May 26, 2022.

BAS' CURRENT AUCTION RECORDS ARE LED BY THE DAWN OF MODERNITY (2016), WHICH SOLD FOR $2,686,530 (HKD 21,000,000) AT HOLLY INTERNATIONAL CO. LTD ON NOVEMBER 27, 2022, THE BATS AND THE BARN BRIDGE (2008), WHICH SOLD FOR $1,441,058 (HKD 11,250,000) AT CHRISTIE'S HONG KONG ON NOVEMBER 30, 2022, AND THE OVERLY PREPPED BOY (OR THE APPROACHING GLACIER) (2010), WHICH SOLD FOR $1,249,705 (HKD 9,810,000) AT CHRISTIE'S HONG KONG ON MAY 26, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


$1,441,058
$1,249,705
$1,051,612
$746,000
$561,785
5/11/2012
9/21/2012
5/14/2014
4/1/2018
3/29/2019
12/12/2019
12/8/2020
11/18/2021
5/26/2022
10/7/2022
11/30/2022
12/1/2022
3/30/2023
Implied Historical Growth

Hernan Bas (b. 1978, Miami, Florida) is a contemporary artist known for his evocative figurative and landscape paintings that explore the liminal space between adolescence and adulthood for queer male figures. Bas began his art education in high school, attending the prestigious New World School of Arts in Miami. He graduated in 1996 and studied at Cooper Union in New York for a semester before pursuing his career as a full-time artist. Bas quickly gained momentum in the art world and held his first solo exhibition, Hernan's Merit & the Nouveau Sissies, at Fredric Snitzer Gallery in 2001. In 2004, Bas became one of the youngest artists to participate in the renowned Whitney Biennial. He works in both expressionistic landscape and naturalistic figurative painting styles inspired by late nineteenth-century art and literature and contemporary men's fashion magazines, approaching the subject matter from a homoerotic perspective. His interest in the relationship between a male figure and his environment led to his 2014 series, Memphis Living, named after the Italian post-modern design group. Bas drew inspiration from the eccentric use of primary colors and geometric shapes of the interior design trend ingrained in the artist's pre-teenage subconscious. More recently, Bas' 2022 portrait series, The Conceptualists, considers how strange, mundane activities are championed when performed in the name of conceptual art. His portraits are intentionally awkward to capture the defensive expressions of artists being watched while in the middle of their private practices. Bas continues to live and work between Detroit and Miami.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Hernan Bas with the following criteria: Landscapes on canvas measuring over 60 x 60 inches with small figures. The set excludes works that are predominantly black. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 19.7% CAGR implied from selected sales occurring from May 11, 2012, to March 30, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Hernan Bas have a record price compound annual growth rate ("CAGR") of 21.9% from May 11, 2006 to June 30, 2023. This calculation is based on (i) a record price of $75,000 on May 11, 2006, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,240,628, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Hernan Bas is 11.3%, which is based on 5 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Hernan Bas was February 12, 2010 and ending on the last date a repeat sale occurred for such artist, which in the case of Hernan Bas was December 1, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.